UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           PHOENIX STAR VENTURES, INC.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                          ---------------------------
                         (Title of Class of Securities)

                                   719147 10 0
                           -------------------------
                                 (CUSIP Number)

                                  Andrew Hromyk
                         Century Capital Management Ltd.
                             #215-2438 Marine Drive
                        West Vancouver, British Columbia
                                 Canada V7V 1L2
                                 (604) 925-9910
                     -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 2001
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. .......719147 10 0.......

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
      ...........Century Capital Management Ltd.
      -------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)  ________________________
   (b)  ________________________

3.    SEC Use Only ...............................
                   -------------------------------

4.    Source of Funds (See Instructions) .........WC.......................
                                         ----------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ---

6.    Citizenship or Place of Organization  ....BRITISH COLUMBIA, CANADA.....
                                            ---------------------------------

Number of        7.  Sole Voting Power  ... ..8,000,000............
Shares                                  ---------------------------
Beneficially     8.  ---------------------------
Shared Voting Power
Owned by
Each             9.  Sole Dispositive Power  .......8,000,000..............
Reporting                                    ------------------------------
Person With      10. Shared Dispositive Power   .....................
                                                ---------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000
                                                                  ---------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ---------------------------

13.   Percent of Class Represented by Amount in Row (11)  ..87%....
                                                          ---------

14.   Type of reporting person       CO
                                ------------

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $.0001 par value of Phoenix Star Ventures, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Suite 215, 2438 Marine Drive, West Vancouver, British Columbia Canada V7V 1L2.

Item 2. Identity and Background

     (a) - (c) Century Capital Management, Ltd. is a British Columbia corporation and is the record owner of 8,000,000 shares of the Company's common stock. The address of Century Capital Management Ltd. is #215-2438 Marine Drive, West Vancouver, British Columbia, Canada V7V 1L2. Andrew Hromyk is the sole officer, director and shareholder of Century Capital Management Ltd.

     Mr. Hromyk is a citizen of Canada and his principal business address is #215-2438 Marine Drive, West Vancouver, British Columbia, Canada V7V 1L2.

      (d) None of the entities or person identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Hromyk is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

     On October 24, 2001 Century Capital Management Ltd. acquired 3,000,000 shares of the Company's common stock for $150,000.

Item 4. Purpose of Transaction

     The securities of the Company were acquired by Century Capital Management Ltd. for investment purposes.

      Century Capital is an affiliate of the Company, and is seeking candidates for merger with or acquisition by the Company.

     Century Capital Management Ltd. reserves the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     b.   An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation involving the Company or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. A material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure;

      g.    None;

      h.    None;

      i.    None.

      j.    Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) Century Capital Management Ltd. is the record owner of 8,000,000 shares of the Company's common stock, or approximately 87% of the Company's common stock.
     (b) Century Capital Management Ltd. may be deemed to have the sole voting power and ownership of 8,000,000 shares of the Company's common stock. Andrew Hromyk is the controlling person of Century Capital Management Ltd. and may be considered to share the power to vote or direct the voting of the 8,000,000 shares.
     (c) No transaction in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.
     (d)  Not applicable.
     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Item 7. Material to Be Filed as Exhibits

      Exhibit A -  Subscription Agreement

                                    Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 9, 2001
Date

 /s/ Andrew Hromyk
--------------------------------------
Signature

ANDREW HROMYK, President of Century Capital Management Ltd.
---------------------------------------------------------------
Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)